Dunxin Financial Holdings Limited

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

Tel: +862787303888

July 18, 2022

VIA EDGAR

Ms. Sonia Bednarowski

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Re:	Dunxin Financial Holdings Limited Amendment No. 1 to Registration Statement on Form F-3 Filed June 23, 2022 File No. 333-264179

Dear Ms. Bednarowski:

Dunxin Financial Holdings Limited (the “Company”, “DXF,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 29, 2022 regarding its Amendment No. 1 to its Registration Statement on Form F-3 (the “F-3”) publicly filed on June 23, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended F-3 (“Amendment No. 2 to F-3”) is being submitted publicly to accompany this response letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. Refer to your response to comment 3. Please revise your disclosure here and throughout to refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. For example, on your cover page you refer to “our operating entities in China.” Similarly, revise throughout to remove disclosure stating that you or your investors may not have “direct” ownership of the VIE as this disclosure suggests a possibility of indirect ownership.

Response: Pursuant to the Staff’s comment, we have revised the disclosure in the Amendment No. 2 to F-3 accordingly.

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2. Refer to your response to comments 4 and 9. Please clearly disclose on the cover page how you will refer to the holding company, the subsidiaries and the VIEs when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please also discuss how cash is transferred to and from each entity and include a cross-reference to the condensed consolidating schedule on pages 12 to 15.

Response: Pursuant to the Staff’s comment, we have revised the disclosure in the Amendment No. 2 to F-3 accordingly.

About This Prospectus, page 2

3. Please refer to the third bullet point, which includes a definition for China and the PRC. Please remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

Response: Pursuant to the Staff’s comment, we have revised the disclosure in the Amendment No. 2 to F-3 accordingly.

Prospectus Summary

Recent Developments

Recent Regulatory Developments in China, page 7

4. Refer to your response to comment 7. We note that you made the determination that you, your subsidiaries, and the VIE are not covered by permission requirements from the CSRC, the CAC or any other Chinese governmental agency by relying on the advice of counsel. Please identify counsel here and file counsel’s consent as an exhibit to your registration statement. Similarly, file Hubei Weiside Law Firm’s consent as an exhibit to your registration statement.

Response: Pursuant to the Staff’s comment, we have revised the disclosure in the Amendment No. 2 to F-3 accordingly and have filed our PRC counsel’s consent as an exhibit to the registration statement.

Holding Company Structure and Contractual Arrangements with the VIE, page 8

5. Refer to your response to comment 8. Please revise the diagram of your corporate structure on page 11 to use dashed lines to show the VIE, and show any subsidiaries of the VIE.

Response: Pursuant to the Staff’s comment, we have revised the disclosure in the Amendment No.2 to F-3 accordingly.

6. Refer to your response to comment 6. Please state that if your auditor cannot be inspected by the PCAOB for three consecutive years all trading of your securities may be prohibited, including over-the-counter trading. Also disclose that the Accelerating Holding Foreign Companies Accountable Act, if enacted, would decrease the number of non-inspection years from three years to two years.

Response: Pursuant to the Staff’s comment, we have revised the disclosure in the Amendment No.2 to F-3 accordingly.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

Very truly yours,

/s/ Ricky Qizhi Wei
Ricky Qizhi Wei
Chief Executive Officer

cc:	Joan Wu, Esq. (jwu@htflawyers.com) Charles Tan, Esq. (ctan@htflawyers.com)
Hunter Taubman Fischer & Li LLC

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